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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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[redacted]

10029320

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[redacted]

8-49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolna Financial Securities LLC
Carolina Financial Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 West Main Street
(No. and Street)

Brevard | NC | 28712
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Craig Gilmore 828-883-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Pkwy, Ste 103 | Charlotte | NC | 28277
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

CATHERINE T BENTLEY NOTARY PUBLIC TRANSYLVANIA COUNTY, N.C. My Commission Expires March 31, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of
Carolinas Financial Securities, LLC
Brevard, North Carolina
NC

We have audited the accompanying balance sheet of Carolinas Financial Securities, LLC (a North Carolina Limited Liability Company) as of December 31, 2009 and the related statements of operations, member equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolinas Financial Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 16, 2010

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

CAROLINAS FINANCIAL SECURITIES, LLC

BALANCE SHEETS

December 31,

	2009
ASSETS	
Cash and cash equivalents	$ 26,498
Accounts receivable, net	7,264
Prepaid expenses	143
Due from related party	120,657
Total current assets	154,562
Property and equipment, net	5,613
Investments, at cost	7,591
Due from member	14,529
Total assets	$ 182,295
MEMBER EQUITY	
Accounts payable and accrued expenses	$ 4,434
Total liabilities	4,434
Member equity	177,861
Total member equity	$ 182,295

See notes to financial statements

CAROLINAS FINANCIAL SECURITIES, LLC

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2009
Fee income	523,629
Bad debt recovered	3,750
	527,379
Commissions and direct costs	370,484
Licenses and permits	11,416
Rent	13,826
Utilities	1,193
Professional fees	17,243
Telephone	6,499
Insurance	5,350
Depreciation	4,465
Dues and subscriptions	1,639
Advertising	1,068
Office expenses and supplies	4,250
Printing and reproduction	2,638
Postage and delivery	774
Property taxes	303
Repairs and maintenance	60
Travel	17,697
Contributions	120
Interest expense	4,942
Other operating expenses	1,637
	465,604
Net income (loss)	$ 61,775

See notes to financial statements

CAROLINAS FINANCIAL SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER EQUITY

For the years ended December 31,

	2009
Balance at beginning of year	$ 116,086
Net income (loss)	61,775
Balance at end of year	$ 177,861

See notes to financial statements

CAROLINAS FINANCIAL SECURITIES, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

		2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	61,775
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense		4,465
(Increase) decrease in:		
Accounts receivable		(3,264)
Due from related party		(58,158)
Increase (decrease) in:		
Accounts payable		1,850
Net cash provided by (used in) operating activities		6,668
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		6,668
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		19,830
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	26,498

See notes to financial statements

CAROLINAS FINANCIAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL

December 31,

	2009
COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 177,861
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	177,861
Liabilities subordinated to claims of general creditors	-
Total nonallowable assets (Central Registration Depository and Prepaids)	155,805
Net capital	$ 22,056
COMPUTATION OF NET CAPITAL REQUIREMENT	
(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ -
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000
Net capital requirement (greater of A or B above)	5,000
Excess net capital	17,056
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$ 21,613
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness (Accounts payable)	4,434
Percentage of aggregate indebtedness to net capital	20.10%

See notes to financial statements

CAROLINAS FINANCIAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Carolinas Financial Securities, LLC, a NC limited liability company, was formed in 1997. The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers' operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure.

At December 31, 2009, Carolinas Financial Securities, LLC was a member in good standing with the Security Investor Protection Corporation (SIPC).

Cash and Cash Equivalents
For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Property, Improvements and Equipment
Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Revenue and Expense Recognition
Revenue is recognized upon agreement with the customer for services and upon billing for services. Expenses are recognized when incurred.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company.

Fair Value of Financial Instruments
The Company believes the carrying amount of cash, accounts receivable, and other current assets, accrued expenses and other current liabilities approximates fair value due to their short maturity.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Advertising Expenses
Costs associated with advertising are charged to expense as incurred. Advertising expenses approximated $1,068 for 2009.

NOTE B – ACCOUNTS RECEIVABLE

The following is a summary of receivables at December 31, 2009:

Trade receivables	$ 24,514
Less: allowance for doubtful accounts	(17,250)
	$ 7,264

The allowance for doubtful accounts is comprised of all receivable balances outstanding in excess of 30 days. Bad debt recovered for the year ended December 31, 2009 was approximately $3,750.

NOTE C – PROPERTY, IMPROVEMENTS AND EQUIPMENT

The following is a summary of equipment and improvements at cost, less accumulated depreciation:

Computer equipment	$ 81,776
Office furniture	44,979
Office equipment	4,081
Building improvements	18,092
	148,928
Less accumulated depreciation	(143,316)
Total	$ 5,612

NOTE D – RETIREMENT PLAN

Effective in 1998, the Company adopted a 401(k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and the employer makes discretionary contributions for the benefit of the employee. There were no Company contributions in 2009.

NOTE E – RELATED PARTY TRANSACTIONS

The company advanced funds during prior years to the following related parties:

Bruce V. Roberts, member	$14,529

These advances have been classified as long-term assets with no specific terms of repayment.

During 2007, the Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. Total fees charged for the year ended December 31,2009 were coded to their respective expense accounts in the financial statements.

NOTE F – OPERATING LEASES

In September 2008, the Company signed a six month lease agreement for office space in Asheville, North Carolina. The Company has a formal agreement to rent on a month to month basis following the expiration of the lease. Lease payments are $400 per month. Rent expense for the year ended December 31, 2009 was $13,826.

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

To the Members of
Carolina Financial Securities, LLC
185 West Main Street
Brevard, North Carolina 28712

In planning and performing our audit of the financial statements of Carolina Financial Securities, LLC for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered Carolina Financial Securities, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5, thereunder, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies.

Management Override of Controls

Although access to the accounting software package is password protected and limited to only a few in the organization, the possibility exists for management to override transactions or dates of transactions without evidence of an audit trail. During the audit, we did not identify any situations where this occurred.

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

Determination of Reserve Requirements Pursuant to Rule 15c3-3

Carolina Financial Securities, LLC relies on Rule 15c3-3(k)(2)(i) of the Securities and Exchange Act as the exemption from the requirement for the computation for Determination of Reserve Requirements pursuant to Rule 15c3-3. Specifically, the exemption states that "the provisions of this section [15c3-3].shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Carolina Financial Securities, LLC.

Carolina Financial Securities, LLC conducts a business composed entirely of the private placement of unregistered securities with accredited and institutional investors. The firm does not receive customer funds, hold customer securities, or any margin accounts. Per a review of the fiml's Written Supervisory Procedures and supported by a review of the firm's Checks Received and Forwarded Blotter and bank statement, any checks that the fiml receives from customers for investments in deals in which the firm is acting as Broker/Dealer are made payable to the issuer and are forwarded to the issuer on the same business day or, if unavoidable, the following business day by noon. In the event that the firm receives a check made payable to the Broker/Dealer, they return the check to the customer immediately and request that a new check be written in the name of the issuer. All subscription documents for customer investments are sent from the issuer to the investor.

This communication is intended solely for the information and use of management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties. We believe that this adequately addresses the question of Carolina Financial Securities, LLC compliance with the conditions of the exemption 15c3-3(k)(2)(i) on which the firm relies. If further infoml ation is required regarding this matter, please contact us as needed.

Vance Flouhouse & Hayes PLLC

February 16, 2010

FINANCIAL STATEMENTS

CAROLINA$ FINANCIAL SECURITIES, LLC

DECEMBER 31, 2009

CAROLINAS FINANCIAL SECURITIES, LLC

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